T. ROWE PRICE SUMMIT LIMITED-TERM BOND FUND



ANNUAL MEETING
RESULTS




The T. Rowe Price Summit Limited-Term Bond Fund held a special meeting on October
25, 2000, to approve an agreement and plan of reorganization for the fund. The plan provided for the transfer of fund assets to the
T. Rowe Price Short-Term Bond Fund in
exchange for shares of the Short-Term Bond
Fund, and distribution of Short-Term Bond
Fund shares to the shareholders of the Summit
Limited-Term Bond Fund in a liquidation
of the Summit fund.





The results of voting were as follows (by number of shares):








Affirmative:
5,009,235.123


Against:
   333,150.754


Abstain:
     19,938.799





Total:
5,362,324.676


[Ed Note: This page should come after the auditor's letter before any filler pages]